2024 REPORT

Novella AI


NOVELLA
ONE
Long Story Short
v1.017
Starting...

REPORT CARD

Dear investors,

Hi everyone,
I'm writing to share a progress update on Novella AI following our successful crowdfunding campaign in May 2024. Your incredible support was instrumental in raising $350,000, exceeding our initial $300,000 goal! This funding has been crucial in driving the development of Prolog, our first product.
Since then, our focus has been on building Prolog. We've finished the prototype and have begun our beta rollout. Check out the commercial video: https://docsend.com/view/3384dwz9gq79iar4
We're thrilled to announce our acceptance into Nvidia's Inception program for startups, which provides valuable resources and support. We've also secured a partnership with AWS Activate that will significantly boost our infrastructure capabilities.

We're also excited to welcome renowned YouTuber and editor Jordan Orme as an advisor. His expertise and influence in the creator community will be invaluable as we launch Prolog.We are also welcoming Alex Wall as an advisor to guide our marketing efforts. Alex brings nearly two decades of experience in the high tech, high growth sector with an emphasis on SaaS and subscription models.

As Novella AI evolves, Gasper Chiaramonte has transitioned from CEO and Board Director to focus on other commitments. Gasper's contributions to building a strong foundation have been essential, and we sincerely appreciate his efforts and impact. Michael Morello has stepped up to lead Novella AI as CEO and Board President. In the past six weeks, Michael has made significant strides in positioning the company for its next phase of growth and funding, and we are confident in his vision and leadership.

We are working toward a public launch of Prolog around the end of the year, and our north star is a high-quality product.. Our timeline will be guided by thorough testing and refinement to deliver the best possible experience to our users.

Going forward, we'll provide quarterly updates on our progress. Finally, we're excited to announce that we'll be launching a follow-on funding round in the coming weeks. This strategic initiative will secure the necessary runway for refining Prolog and executing our go-to-market strategy. This round will target a mix of traditional venture and angel investors, as well as prominent creators within the industry. We also plan to offer a limited reinvestment opportunity for our existing investors, along with a chance for those who missed the initial round to participate. We'll share more details about this funding round very soon.

We remain deeply committed to Novella AI's mission and vision, and we're energized by the strong momentum we've built. Thank you again for your belief in our team and our vision. - Novella AI

We need your help!

We will be launching another campaign in the next couple of months. We would love your support to reach the first 50k to publicly list on WeFunder. We also would love any introductions to angel investors interested to help us grow out company and fully release our first product. Even sharing the campaign with friends and family helps. With the growth of our team and the status of our product, we are excited and ready to take things to the next level.

Sincerely,

Michael Morello

Founder CEO

Averee Chang

Co-Founder

How did we do this year?



REPORT CARD

A-

☺ **The Good**

We built our prototype and are entering betas.

We brought on editing influencer / YouTuber Jordan Orme to join the team.

We built a compliant company and solid foundation to grow.

☹ The Bad

Some team members could not commit and had to move on.

Venture capital created higher expectations for early stage startups.

SBIR grant for technology process proved to be highly inefficient and is still potentially pending. They do not update well.

2024 At a Glance

January 1 to December 31



$0
Revenue



-$209,953
Net Loss



$0 [100%]
Short Term Debt



$349,494
Raised in 2024



$57,961
Cash on Hand
As of 02/24/25

INCOME BALANCE NARRATIVE



● Revenues   ● Profit

$0 $0

-$44,874

-$209,953

2023   2024

Net Margin: 0%   Gross Margin: 0%   Return on Assets: -220%   Earnings per Share: -$0.03

Revenue per Employee: $0   Cash to Assets: 87%   Revenue to Receivables: ~   Debt Ratio: 0%

📄 Novella_AI__Inc._Company%2BOverview.pdf   📄 Novella_AI_Final_Report_2024.pdf

📄 NAI_Financial_Statements_Final_2023.pdf

We ❤ Our 162 Investors

Thank You For Believing In Us

Pramod Rustagi
Mirko Turrina
Daniel Hess
Vivek Chudasama
J.R. Arinaga
Miguel A Martinez
John Santiago
Julie Anne Lutfi
Michael Marran
Steven Stone
Barry Brisco
Harry Xia
Brett Beuch
Franco Parente
Meaghan Mascorro
William Simpson
Jason Dopko
Shalaby Livingston
Brenden Emery
Alejandro Hurtado
Julie Arata
Peter Chiaramonte
Matthew Chiaramonte
Kate Twombly
Don Heap

Suresh Goel
Thomas...
Wilfrid Jean-francois
Nelly Rosales
Igor Tsukerman
Olugbemiga Oladokun
Laura Leahy
Shane Hudnell
Lana Marie Rumore
Ilsy J Hoo Connelly
Michael G
W Kim Colich
Chukwuoma Ngoka
Jesse Costs
Carmela Fritz
Lincoln Neal
Nicholas Busbee
Caroline Benbow
Brian Griffiths
Mike C
Katherine Dale
Curtis Ray Artis
Natalie Aaron
Robert Nicotra

Hatem Rowaihy
Timothy Duncan
Roderick Herron
Mallory Oschner
Russell Dowe
Marcus Mason
Ashley Lange
Randy Larsen
Silas Pachon
John Ferrie
Regina N
Derese A Harley
Brendan McKenna
Whoopi Goldberg
Trevor Ward
David Gironda, Jr.
Rick Okray
Chris Arundel
James Paolozzi
Daniel Skinner
Nicola Lopes Da Cruz
Qais Karadsheh
Michael C
Rob Kraut

John Paulo Mataac
Roger Horton
Jerome Russ
Olivier Wullen
Paul Ivan Kato
Tufan Barış YILDIRIM
Tim Mouck
Antonia Badone
Gary W Stewart
Muhammad Makkaoui
Pradeep Mohan
Glen Zimmerman
Isaac Vidrio
Sean Noble
Daniel Labrador
Lorraine Morello
Boyko Karov
Steven Tucker
Joseph Carson
Sarah Thomas
Tamas Harangi
Matt Silfen
Erin Brady
Erin Williams

Glory Tshokama
Kevin Fulmer
Joshua Heier
Bernie Gaumer
Kevin Kreider
Mitch Danton
Annemarie Ferrie
Scott Family Trust
Christina M Morello
Matt Kelley
Anthony Anderson
Carlos Vidrio
Ryan Quintana
Matthew Zablocki
Greg Lomasney
David Katz
Kathyann Shortino
Vinnie Manierre
Kevin Hibbard
Cody Slingerland
Solomon Smart
Eric Feder
Frank & Theresa...
Thomas Browne

Grigore B. Hreniuc
Prahasith Veluvolu
Chris O'Brien
Matthew Evertsen
Mike Samano
Charles C. Rhodes
Bradford Chan
Rose Clausen
Brian Kapp
Anthony Mastropiero
Aliyah Silverstein
Imran Gohar
Badr Naif Alotaibi
Thomas Tripodes
Mikayla Scott
Edward Kelly Medlock
Robert Weiss
Alex Lange
Steven Ty
Gourav Dhama
Angela Morello Lange
Steven Portney
Michael Lahrman
Gina Badone

Thank You!

From the Novella AI Team



Michael Morello

Founder

8+ years Hollywood level assistant editor for FOX, Pilgrim Media, Lighthearted Ent, ITV & More. 10



Averee Chang

Founder

10+ years experience in product development / software product development. Previous experience

years operations management for
Webster Hall Entertainment, Avant...

in engineering at NuVasive &
Illumina; product development &...

Details

The Board of Directors

Director	Occupation	Joined
Michael Morello	Founder & CEO @ Several - Contracts	2023
Averee Chang	Product Manager @ Several - Contract	2023

Officers

Officer	Title	Joined
Michael Morello	Secretary Treasurer CFO CEO President	2023
Averee Chang	Board Director	2023

Voting Power ❓

Holder	Securities Held	Voting Power
Michael Morello	2,666,667 common stock	50.0%
Averee Chang	2,666,667 common stock	50.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
05/2024	$349,494		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Securities   Securities

Class of Security	(or Amount) Authorized	(or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	6,530,667	Yes

Warrants: 0
Options: 1,000,000

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company has yet to bring in revenue through the subscription model of its service. If the Company cannot scale to match spend, the Company will likely need to raise more money through the sale of various securities (i.e. debt, equity, etc.).

There is currently no market for the Company capital stock and it is possible that there is never a market for the Company capital stock. Dividends are also to be paid at the Company's discretion. Therefore, it is possible that investors will not see a return on their investment.

The quick early growth of the Company may be partly or largely attributable to increased demand for video due to social distancing undertaken in response to the COVID-19 pandemic and its after effects. It is possible that as the market returns to pre-pandemic levels the general public's consumption of video media will be reduced, thus decreasing the market for video editing software.

If the Company's efforts to convert free users into subscribers do not succeed, it will have to rely more heavily on paid marketing efforts to acquire new subscribers and therefore achieve growth. Such a shift would cause the Company to incur higher costs in acquiring users, which would reduce its profits.

The Company operates in a highly competitive market. It competes with both new and well-established video editing software providers. Other providers have established customer bases that are used to the video editing suite that they provide. The Company may find it difficult to convince long-time users of another product to switch to the Company's video editing software. Additionally, new competitors could enter the marketplace in the form of start-ups or large, well-funded companies that already operate in markets adjacent to the Company.

The Company cannot guarantee that an active and liquid market for its shares of common or preferred stock will develop when trading begins. Even if it does, the price of per share of the

Company's common or preferred stock may be subject to significant volatility.

The Company has only been in operation since July of 2023. The short existence makes it difficult to evaluate the current business and future prospects of the Company.

The Company has not earned a profit in any full fiscal year since its inception, and it cannot be certain as to when the Company will achieve or maintain profitability. Because the market for SaaS video editing services is rapidly evolving and highly competitive, the Company must continue to invest in research and development. If such investment does not allow the Company to scale or attract and retain users and subscribers, the Company will not be able to achieve profitability.

Whether the Company can grow its revenue and ultimately achieve profitability will depend upon a number of factors including: The Company's reputation and brand recognition; Demand for the types of video editing services the Company offers; The actual and perceived quality, integrity, and value of the video editing services the Company provides; The Company's development and timely deployment of innovative video editing services that provide value to its users and subscribers; The Company's ability to price its video editing services competitively; The growth of the Company's employee base in a highly competitive market for talent.

In order to build and scale its business, the Company will need to further increase its employee base, particularly in the areas of engineering, product development, sales, customer support and shared services. The Company's ability to attract and retain talent and to fully experience the benefits of that talent depends upon: The Company's reputation; The Company's compensation and benefits packages; The Company's ability to successfully onboard new employees; The Company's commitment to diversity, equity, and inclusion; The competitive landscape in the geographic markets for talent in which the Company competes.

Malicious actors may use a variety of techniques to interfere with or gain access to the Company's systems, including hacking (exploiting software vulnerabilities), social engineering (gaining access to internal systems through employees), malware, ransomware and denial of service attacks (sending large quantities of traffic in an attempt to overload our servers). The Company may fail to adequately defend against such attacks. If not prevented or mitigated, cyberattacks could result in a data breach, loss of data and business interruption, any of all of which could adversely affect the Company's business.

The Company relies on payment card transactions to earn revenue from its subscription plans. The Company does not directly process credit cards. Instead, it relies exclusively on third-party vendors to process such payments. While this avoids having to acquire credit card numbers in the first instance, it makes the Company dependent on payment vendors such as credit card processing companies. These vendors could experience interruptions and errors that could cause the Company to lose revenue.

The future success of the Company will depend upon its continued ability to identify, hire, develop, motivate and retain highly skilled, diverse and talented individuals worldwide, particularly in the case of senior management. Competition for well-qualified employees across the Company will continue to be intense and the Company must attract new (and retain existing) employees to compete effectively.

The Company relies on its systems, technology and infrastructure to perform well on a consistent basis. It is possible that the Company will experience occasional interruptions that make some or all of this framework and related information unavailable or that prevent the Company from providing products and services; any such interruption could arise for any number of reasons. The Company also relies on third-party data center service providers and cloud-based, hosted web service providers in connection with the provision of its products and services generally, as well as to facilitate and process certain payment and other transactions with users. The Company has no control over any of these third parties or their operations and the interruptions of any of the services provided by these parties could prevent the Company from accessing user and subscriber information and providing products and services.

The framework described above could be damaged or interrupted at any time due to fire, power loss, telecommunications failure, natural disasters, acts of war or terrorism, acts of God and other similar events or disruptions. Any event of this nature could prevent the Company from providing its products and services at all (or result in the provision of its products on a delayed or interrupted basis) and/or result in the loss of critical data. While many of these third-parties upon whom the Company relies have certain backup systems in place for certain aspects of their respective frameworks, none of these frameworks are fully redundant and disaster recovery planning is not sufficient for all eventualities. In addition, the Company may not have adequate insurance coverage to compensate for losses from a major interruption. When such damages, interruptions or outages occur, the Company's reputation could be harmed and the competitive positions of its business could be diminished. This could adversely affect the Company's business, financial condition, and results of operations.

An essential part of the Company's strategy for attracting subscribers depends upon offering basic services for free and converting a certain portion of its free users into subscribers over time. While a majority of the Company's subscribers may begin as free users, only a small percentage of free users may become paying users over time. The Company's ability to convert users into subscribers at this or a higher rate may not materialize if: There is a failure on the university level to adapt to the Company's video editing software; The Company is unable to attract free users; The Company's free users do not repeatedly use the free product, either because they are unaware of the features the Company offers or because the features are not perceived as useful; The Company fails to optimize the conversion of free users by communicating the value of its subscription plans; The Company experiences headwinds in its eventual international expansion due to variety of reasons, including language and cultural barriers, as well as unfavorable regulatory environments; or The Company's service offerings and pricing are not competitive.

The Company's business depends on attracting new subscribers and retaining existing ones. To do so, it must provide products with an attractive value proposition. The Company may fail to do that if it: Fails to innovate and provide new and useful features that its users and subscribers want; Released products that fail to reliably operate (due to bugs or service interruptions); Releases products too late relative to competitors; Prices its products in an uncompetitive manner; Changes subscription model to another model that proves to be less efficient; or Fails to educate its users and subscribers about its features.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment

in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's

arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Novella AI, Inc.

Delaware Corporation
Organized July 2023
1 employees
4100 West Alameda Avenue
Suite 300 - #1216
Burbank CA 91505 https://novella-ai.com/

Business Description

Refer to the Novella AI profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Novella AI is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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